Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2026

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	Notes	September 30, 2026	December 31, 2025
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	1,288,877	1,125,381
Trade receivables	5	833,175	717,373
Recoverable taxes		36,146	13,429
Income taxes recoverable		18,203	23,046
Other assets	7	63,319	62,947
Total current assets		2,239,720	1,942,176

Non-current assets
Trade receivables	5	37,715	34,985
Deferred tax assets	19	5,869	12,552
Other assets	7	110,089	125,480
Investment in associate	8	57,840	46,518
Property and equipment	9	713,914	711,485
Right-of-use assets	11.2.2	902,599	896,758
Intangible assets	10	5,588,848	5,587,980
Total non-current assets		7,416,874	7,415,758
Total assets		9,656,594	9,357,934

Liabilities
Current liabilities
Trade payables		174,778	123,581
Loans and financing	11.2.1	201,724	60,668
Lease liabilities	11.2.2	60,527	55,772
Accounts payable to selling shareholders	11.2.3	57,693	110,640
Advances from customers		153,443	158,035
Dividends payable		-	192
Labor and social obligations		294,334	217,526
Taxes payable		37,107	36,043
Income taxes payable		86,994	112,638
Other liabilities		8,414	8,946
Total current liabilities		1,075,014	884,041

Non-current liabilities
Loans and financing	11.2.1	1,922,297	1,993,599
Lease liabilities	11.2.2	1,032,380	1,009,974
Accounts payable to selling shareholders	11.2.3	306,947	329,957
Taxes payable		71,330	77,487
Provision for legal proceedings	20	110,088	128,220
Other liabilities		41,210	43,471
Total non-current liabilities		3,484,252	3,582,708
Total liabilities		4,559,266	4,466,749

Equity	14
Share capital		17	17
Additional paid-in capital		2,295,208	2,320,422
Treasury shares		(415,557)	(306,010)
Share-based compensation reserve		228,441	202,815
Retained earnings		2,947,647	2,634,552
Equity attributable to the owners of the Company		5,055,756	4,851,796
Non-controlling interests		41,572	39,389
Total equity		5,097,328	4,891,185
Total liabilities and equity		9,656,594	9,357,934

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month periods ended		Nine-month periods ended
	Notes	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	16	985,161	928,505	2,969,970	2,784,265
Cost of services	17	(366,749)	(339,916)	(1,054,785)	(965,262)
Gross profit		618,412	588,589	1,915,185	1,819,003

Selling, general and administrative expenses	17	(306,222)	(286,162)	(880,222)	(827,480)
Allowance for expected credit losses	17	(11,250)	(18,082)	(49,338)	(51,135)
Other income		4,071	3,263	17,551	9,497
Other expenses		(211)	(10,175)	(6,914)	(14,697)

Operating income		304,800	277,433	996,262	935,188

Finance income	18	57,618	59,185	151,992	143,663
Finance expenses	18	(164,537)	(158,768)	(452,200)	(433,049)
Net finance result		(106,919)	(99,583)	(300,208)	(289,386)

Share of profit of equity-accounted investee, net of tax	8	2,878	2,791	12,200	10,667

Income before income taxes		200,759	180,641	708,254	656,469

Income taxes expenses	19
Current		(28,355)	(36,734)	(67,540)	(104,296)
Deferred		(1,430)	15,513	(6,683)	40,826

Net income		170,974	159,420	634,031	592,999

Other comprehensive income		-	-	-	-

Total comprehensive income		170,974	159,420	634,031	592,999

Net income / total comprehensive income attributable to:
Owners of the Company		166,335	155,167	620,472	579,499
Non-controlling interests		4,639	4,253	13,559	13,500
		170,974	159,420	634,031	592,999

Basic earnings per common share	15	1.88	1.71	6.98	6.40
Diluted earnings per common share	15	1.88	1.70	6.95	6.34

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais)

		Equity attributable to the owners of the Company
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2025		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583
Net income		-	-	-	-	579,499	579,499	13,500	592,999
Total comprehensive income		-	-	-	-	579,499	579,499	13,500	592,999
Share-based compensation	13	-	-	-	16,683	-	16,683	-	16,683
Treasury shares repurchase		-	-	(11,128)	-	-	(11,128)	-	(11,128)
Restricted stock units transferred under the share-based compensation plan		-	(17,764)	12,879	-	-	(4,885)	-	(4,885)
Treasury shares transferred to executives from exercise of stock options		-	(6,335)	32,068	-	-	25,733	-	25,733
Dividends declared		-	-	-	-	(129,784)	(129,784)	(13,609)	(143,393)
Balances at September 30, 2025 (unaudited)		17	2,320,422	(240,136)	204,180	2,461,590	4,746,073	40,519	4,786,592

Balances at January 1, 2026		17	2,320,422	(306,010)	202,815	2,634,552	4,851,796	39,389	4,891,185
Net income		-	-	-	-	620,472	620,472	13,559	634,031
Total comprehensive income		-	-	-	-	620,472	620,472	13,559	634,031
Share-based compensation	13	-	-	-	25,626	-	25,626	-	25,626
Treasury shares repurchase	14	-	-	(140,330)	-	-	(140,330)	-	(140,330)
Restricted stock units transferred under the share-based compensation plan		-	(22,190)	16,088	-	-	(6,102)	-	(6,102)
Treasury shares transferred to executives from exercise of stock options		-	(3,024)	14,695	-	-	11,671	-	11,671
Dividends declared	14	-	-	-	-	(307,377)	(307,377)	(11,376)	(318,753)
Balances at September 30, 2026 (unaudited)		17	2,295,208	(415,557)	228,441	2,947,647	5,055,756	41,572	5,097,328

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais)

	Notes	September 30, 2026	September 30, 2025
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		708,254	656,469
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	17	276,292	281,110
Write-off of property and equipment	9	1,187	3,149
Write-off of intangible assets	10	209	7
Allowance for expected credit losses	5, 17	49,338	51,135
Share-based compensation expenses	17	25,626	16,683
Net foreign exchange differences		2,591	2,430
Accrued interest	18	257,118	248,290
Accrued interest on lease liabilities	11.2.2, 11.5, 18	95,225	91,414
Share of profit of equity-accounted investee, net of tax	8	(12,200)	(10,667)
Provision (reversal) for legal proceedings		(39,654)	18,980

Changes in assets and liabilities
Trade receivables	5	(167,870)	(124,063)
Recoverable taxes		(17,874)	(20,020)
Other assets	7	42,006	(1,846)
Trade payables		51,197	14,238
Taxes payable		(5,053)	1,409
Advances from customers		(4,592)	(14,011)
Labor and social obligations		76,808	78,499
Provision for legal proceedings	20	(5,465)	(5,209)
Other liabilities		(464)	3,478
		1,332,679	1,291,475
Income taxes paid		(99,326)	(13,712)
Net cash flows from operating activities		1,233,353	1,277,763

Investing activities
Acquisition of property and equipment	9	(80,308)	(123,641)
Acquisition of intangibles assets	10	(135,396)	(139,513)
Dividends received	8	878	8,802
Payments of acquisition of assets and subsidiaries	11.2.3	(81,676)	(144,076)
Payments of interest		-	(49,608)
Net cash flows used in investing activities		(296,502)	(448,036)

Financing activities
Payments of principal of loans and financing	11.5	(5,254)	(301,692)
Payments of interest	11.2.3, 11.5	(178,721)	(185,230)
Payments of principal of lease liabilities	11.2.2, 11.5	(42,203)	(36,869)
Payments of interest of lease liabilities	11.2.2, 11.5	(96,982)	(89,732)
Treasury shares repurchase	14	(140,330)	(11,128)
Proceeds from exercise of stock options		11,671	25,733
Dividends paid	11.5, 14	(318,945)	(142,568)
Net cash flows used in financing activities		(770,764)	(741,486)
Net foreign exchange differences		(2,591)	(2,430)
Net increase (decrease) in cash and cash equivalents		163,496	85,811
Cash and cash equivalents at the beginning of the period	4	1,125,381	911,015
Cash and cash equivalents at the end of the period	4	1,288,877	996,826

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1.	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, focused on medical schools, under the regulations of the Ministry of Education (“MEC”). The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medical science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinical decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2025

On May 7, 2025, Afya Participações S.A. (“Afya Brazil”) acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributed 60 medical school seats to Afya. FUNIC started its operations in the second semester of 2025.

The aggregate purchase price was R$100,000. The price and payment conditions were: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025 and presented in “Acquisition of assets and subsidiaries, net of cash acquired” in the consolidated statements of cash flows; and (ii) R$40,000 payable in three equal annual installments adjusted by 100% of the Brazilian interbank interest rate (“CDI”). FUNIC’s installments are not contingent consideration and therefore are not included in the fair value disclosure. The time value on the deferred installments were recognized as finance expense using the effective interest rate method.

The acquisition includes a potential additional payment for up to 60 medical school seats, contingent upon regulatory approval. If approved by MEC within 36 months from the closing date, an additional payment of R$1,000 per approved seat will become payable. Afya Brazil does not have a legal or constructive obligation at the acquisition date or at any reporting date. Upon approval, the additional seats will give rise to additional licenses, which will be recognized and measured at that time, together with the recognition of the related liability.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and applied the optional ‘concentration test’, designed to simplify the evaluation of whether an acquired set of activities and assets is not a business. Since substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset, Management concluded that the transaction does not fall under the definition of a business, but an acquisition of assets, which were measured on initial recognition at cost allocated to identifiable assets and liabilities on a relative fair value basis.

The valuation techniques used to licenses with indefinite useful life, which were the most representative asset acquired, were the With-and-without method, which consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Merger agreement with Yduqs Participações S.A.

On September 23, 2026, the Company entered into a merger agreement with Yduqs Participações S.A. (“Yduqs”), establishing the terms and conditions for the business combination of the two companies.

Under the terms of the agreement, the Company would merge into Yduqs, with Yduqs continuing as the surviving entity (the “Combined Company”) and becoming the holding company for the combined group. Upon completion of the proposed transaction, the common shares of the Combined Company would continue to be listed solely on B3 S.A. – Brasil, Bolsa, Balcão, under the Novo Mercado segment.

Each Class A and Class B common share of the Company would be converted into the right to receive common shares issued by Yduqs, such that, at closing, the Company’s shareholders and Yduqs shareholders would hold

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

69.0% and 31.0%, respectively, of the Combined Company on a fully diluted basis. As of the signing date, the exchange ratio represented 6.408347 Yduqs shares for each share of the Company.

In addition, certain significant shareholders of the Company and Yduqs entered into voting agreements pursuant to which they agreed to vote their shares in favor of the proposed transaction, subject to the terms and conditions set forth in the respective agreements.

As of the date these financial statements were authorized for issuance, it is not possible to reliably determine or estimate the potential financial effects arising from the completion of the proposed transaction. The consummation of the proposed transaction is subject to the satisfaction of certain customary conditions precedent for transactions of this nature, including, among others, approval by the shareholders of both companies, approval by the relevant antitrust authorities, the obtaining of certain third-party consents, the absence of any material adverse effect, and the satisfaction of other closing conditions set forth in the agreement. The contractual deadline for consummation of the proposed transaction is March 31, 2028, subject to the extension provisions set forth in the agreement.

2.       Material accounting policies

2.1 Basis of preparation

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and in the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial investment and contingent consideration that have been measured at fair value (see Notes 7 and 11.2, respectively).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025.

The primary source of Afya’s revenue is from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements were approved for issuance by the Board of Directors on November 11, 2026.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries, associate and financial investment:

				Direct and indirect interest
Name	Main activities	Location	Investment type	September 30, 2026	December 31, 2025
				(unaudited)
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”) (i)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%
Marisa Care Ltda. (“Marisa Care”) (ii)	Healthcare AI agents and workflow automations	Belo Horizonte - MG	Financial investment	2.38%	-

(i) See Note 1.

(ii) See Note 7.

2.3 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025. Certain amendments apply for the first time in 2026, but do not have significant impact on the Company’s unaudited interim condensed consolidated financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 – Presentation of Financial Statements for annual reporting periods beginning on or after January 1, 2027.

The new Standard introduces additional requirements related to the structure and content of the financial statements, including the classification of income and expenses into five categories in the statement of profit or loss – operating, investing, financing, income taxes and discontinued operations – and requires specified subtotals, including operating profit or loss and profit or loss before financing and income taxes. IFRS 18 also introduces enhanced requirements regarding the principles used by the Company for the aggregation and disaggregation of information and disclosures in the notes to the financial statements related to management-defined performance measures (“MPMs”).

IFRS 18 also introduces consequential amendments to IAS 7 – Statement of Cash Flows, requiring entities that present cash flows from operating activities using the indirect method to use the new “operating profit or loss” subtotal as the starting point for the reconciliation. Currently, the Company uses “income before income taxes” as the starting point for the reconciliation of cash flows from operating activities.

This change will result in certain adjustments to the structure of the statement of cash flows. For example, the share of profit or loss of investments accounted for using the equity method will no longer be presented as a reconciling adjustment in determining cash flows from operating activities, while the related cash flows will be classified within investing activities.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

In addition, the consequential amendments to IAS 7 provide specific requirements regarding the classification of cash flows arising from interest and dividends. For entities without specified main business activities, interest and dividends paid are generally classified as financing activities, while interest and dividends received are classified as investing activities. Accordingly, the Company will classify interest and dividends paid as financing activities rather than operating activities, while interest and dividends received will continue to be classified as investing activities.

The Company has been assessing the potential impacts arising from the adoption of IFRS 18. Based on the assessments performed to date, no material impacts have been identified with respect to the recognition or measurement of assets, liabilities, income or expenses, or on the Company’s cash flows. The expected effects of adopting the new standard primarily relate to changes in the presentation, classification and disclosure of information in the financial statements and are not expected to affect the recognition or measurement of transactions.

The Company continues to assess the implications of IFRS 18, including the presentation structure, aggregation and disaggregation principles and other matters related to its implementation, and expects to complete its assessment before the mandatory effective date.

3.	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated based on the three reportable segments.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present assets and liabilities information for the Company’s operating segments as of September 30, 2026 and December 31, 2025:

As of September 30, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	9,244,551	265,050	156,087	9,665,688	(9,094)	9,656,594
Current assets	2,060,111	106,251	82,452	2,248,814	(9,094)	2,239,720
Non-current assets	7,184,440	158,799	73,635	7,416,874	-	7,416,874

Total liabilities and equity	9,244,551	265,050	156,087	9,665,688	(9,094)	9,656,594
Current liabilities	829,329	132,241	122,538	1,084,108	(9,094)	1,075,014
Non-current liabilities	3,378,924	78,036	27,292	3,484,252	-	3,484,252
Equity	5,036,298	54,773	6,257	5,097,328	-	5,097,328

Other disclosures
Investment in associate (i)	57,840	-	-	57,840	-	57,840
Capital expenditures (ii)	94,581	44,951	76,172	215,704	-	215,704

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisition of property and equipment and intangible assets.

As of December 31, 2025	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current assets	1,765,066	92,221	98,854	1,956,141	(13,965)	1,942,176
Non-current assets	7,194,898	153,476	67,384	7,415,758	-	7,415,758

Total liabilities and equity	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current liabilities	689,074	113,729	95,203	898,006	(13,965)	884,041
Non-current liabilities	3,474,357	84,581	23,770	3,582,708	-	3,582,708
Equity	4,796,533	47,387	47,265	4,891,185	-	4,891,185

Other disclosures
Investment in associate (i)	46,518	-	-	46,518	-	46,518
Capital expenditures (ii)	180,611	30,499	13,962	225,072	-	225,072

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisition of property and equipment and intangible assets for the nine-month period ended September 30, 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2026 and 2025:

September 30, 2026 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,641,995	199,697	128,278	2,969,970	-	2,969,970
Inter-segment	-	9,094	-	9,094	(9,094)	-
Revenue	2,641,995	208,791	128,278	2,979,064	(9,094)	2,969,970
Cost of services	(923,442)	(89,980)	(50,457)	(1,063,879)	9,094	(1,054,785)
Gross profit	1,718,553	118,811	77,821	1,915,185	-	1,915,185
SG&A expenses						(880,222)
Allowance for expected credit losses						(49,338)
Other income						17,551
Other expenses						(6,914)
Operating income						996,262
Finance income						151,992
Finance expenses						(452,200)
Share of profit of equity-accounted investee, net of tax						12,200
Income before income taxes						708,254
Income taxes expenses						(74,223)
Net income						634,031

September 30, 2025 (unaudited)	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,459,213	206,370	122,176	2,787,759	-	2,787,759
Inter-segment	-	1,248	6,017	7,265	(10,759)	(3,494)
Revenue	2,459,213	207,618	128,193	2,795,024	(10,759)	2,784,265
Cost of services	(866,972)	(69,895)	(39,154)	(976,021)	10,759	(965,262)
Gross profit	1,592,241	137,723	89,039	1,819,003	-	1,819,003
SG&A expenses						(827,480)
Allowance for expected credit losses						(51,135)
Other income						9,497
Other expenses						(14,697)
Operating income						935,188
Finance income						143,663
Finance expenses						(433,049)
Share of profit of equity-accounted investee, net of tax						10,667
Income before income taxes						656,469
Income taxes expenses						(63,470)
Net income						592,999

4.	Cash and cash equivalents

	September 30, 2026	December 31, 2025
	(unaudited)
Cash and bank deposits	1,970	15,470
Cash equivalents	1,286,907	1,109,911
	1,288,877	1,125,381

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with financial institutions available for immediate use and have an insignificant risk of changes in value.

As of September 30, 2026, the average interest on these investments is equivalent to 100.5% of the CDI rate (December 31, 2025: 101.2%). Cash equivalents denominated in U.S. dollars totaled R$5,255 as of September 30, 2026 (December 31, 2025: R$21,610).

5.	Trade receivables

	September 30, 2026	December 31, 2025
	(unaudited)
Tuition fees	607,466	596,568
Educational content (i)	45,186	44,679
FIES (ii)	229,383	139,158

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Educational credits (iii)	48,337	33,399
Mobile app subscription (iv)	15,299	21,484
Other	28,587	17,226
	974,258	852,514
Allowance for expected credit losses	(103,368)	(100,156)
	870,890	752,358
Current	833,175	717,373
Non-current	37,715	34,985

(i) Related to trade receivables from sales of e-books and medical courses through the Continuing education’s platform.

(ii) Related to trade receivables from the FIES program, created by the Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of September 30, 2026 and December 31, 2025, the aging of trade receivables was as follows:

	September 30, 2026	December 31, 2025
	(unaudited)
Neither past due nor impaired	433,188	383,887
Past due:
1 to 30 days	181,963	128,785
31 to 90 days	175,833	165,512
91 to 180 days	92,492	102,369
More than 180 days	90,782	71,961
	974,258	852,514

The changes in the allowance for expected credit losses for the nine-month periods ended September 30, 2026 and 2025, were as follows:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Opening balance	(100,156)	(71,477)
Additions	(49,338)	(51,135)
Write-offs	46,126	37,407
Closing balance	(103,368)	(85,205)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6.	Related parties

The tables below summarize the balances and transactions with related parties:

	September 30, 2026	December 31, 2025
	(unaudited)
Assets
Trade receivables (i)	314	384
Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	169,473	170,562
UNIVAÇO Patrimonial Ltda.	16,979	17,553
IESVAP Patrimonial Ltda.	27,340	27,970
	214,106	216,469
Current	314	-
Non-current	213,792	216,469

Liabilities
Lease liabilities
RVL Esteves Gestão Imobiliária S.A.	205,860	202,513
UNIVAÇO Patrimonial Ltda.	22,648	22,802
IESVAP Patrimonial Ltda.	35,584	35,475
	264,092	260,790
Current	10,819	9,447
Non-current	253,273	251,343

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Income (expenses)
UEPC (i)	446	401
EMIVE Patrulha 24 horas Ltda. (ii)	(15)	(13)
Depreciation - Right-of-use assets
RVL Esteves Gestão Imobiliária S.A.	(9,965)	(9,064)
UNIVAÇO Patrimonial Ltda.	(1,277)	(1,206)
IESVAP Patrimonial Ltda.	(1,732)	(1,648)
Lease liabilities payments
RVL Esteves Gestão Imobiliária S.A.	(23,898)	(21,116)
UNIVAÇO Patrimonial Ltda.	(2,915)	(2,790)
IESVAP Patrimonial Ltda.	(4,207)	(4,047)
	(43,563)	(39,483)

(i) Refers to sales of educational content to UEPC.

(ii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statements of income and other comprehensive income comprised the following:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Short-term employee benefits	22,332	22,074
Share-based compensation plans	16,526	11,844
	38,858	33,918

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 13 for additional information on the share-based compensation plans.

7.	Other assets

	September 30, 2026	December 31, 2025
	(unaudited)
Indemnification assets - Note 20	53,392	80,379
Advances	24,644	40,205

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Judicial deposits	24,831	19,274
Prepaid expenses	39,184	18,070
Other FIES credits	7,064	6,866
Convertible loans from venture capital investments	13,572	13,240
Marisa Care investment (i)	901	-
Dividends	-	6,287
Other assets	9,820	4,106
	173,408	188,427
Current	63,319	62,947
Non-current	110,089	125,480

(i) Marisa Care investment

On May 29, 2026, the Company participated in a new financing round of Marisa Care, which resulted in: (i) the conversion into equity interest of the convertible loan previously classified as venture capital investments within Other assets; and (ii) an additional cash investment. Following the completion of the transaction, the Company obtained a 2.38% ownership interest in the investee's share capital.

This investment does not provide the Company with significant influence or control over the investee and is therefore accounted for as an equity instrument measured at fair value through profit or loss (FVTPL) in accordance with IFRS 9. Subsequent changes in fair value are recognized in profit or loss in the period in which they arise.

8.	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	September 30, 2026	December 31, 2025
	(unaudited)
Current assets	48,022	27,686
Non-current assets	119,117	118,550
Current liabilities	(26,736)	(44,726)
Non-current liabilities	(91,548)	(90,394)
Equity	48,855	11,116
Company’s share in equity - 30%	14,657	3,335
Goodwill	43,183	43,183
Carrying amount of the investment	57,840	46,518

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Revenue	135,586	125,095
Cost of services	(50,212)	(48,848)
Selling, general and administrative expenses	(33,383)	(31,581)
Allowance for expected credit losses	(1,790)	(1,787)
Other income	1,317	650
Other expenses	(4,969)	(3,888)
Net finance result	(4,216)	(2,127)
Income before income taxes	42,333	37,514
Income taxes expenses	(1,667)	(1,956)
Net income	40,666	35,558
Company’s share of profit, net of tax	12,200	10,667

The movements during the nine-month periods ended September 30, 2026 and 2025 are shown below:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Opening balance	46,518	54,442
Share of profit, net of tax	12,200	10,667
Dividends received	(878)	(8,802)
Closing balance	57,840	56,307

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually. As of September 30, 2026 and December 31, 2025, no impairment had to be recognized.

9.	Property and equipment

The Company assesses at each reporting date whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the nine-month period ended September 30, 2026 and for the year ended December 31, 2025. The following table shows the balances and movements in property and equipment during the nine-month periods ended September 30, 2026 and 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2025	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	121	22,460	-	-	21,894	15,358	1,052	2,824	59,932	123,641
Write-off (i)	-	(169)	-	(435)	(929)	(1,160)	(80)	(6,781)	(7)	(9,561)
Transfer	8,865	-	-	-	1,418	(716)	-	38,223	(47,790)	-
As of September 30, 2025 (unaudited)	108,352	171,698	18,852	1,007	147,201	122,299	34,525	343,679	56,169	1,003,782

As of January 1, 2026	108,502	177,983	18,852	1,007	153,283	129,731	34,651	351,462	69,186	1,044,657
Additions	191	21,619	-	6	12,604	8,713	535	-	36,640	80,308
Write-off (i)	-	(925)	-	(6)	(2,194)	(4,064)	-	-	-	(7,189)
Transfer	2,575	23	-	-	41	(38)	-	73,357	(75,958)	-
As of September 30, 2026 (unaudited)	111,268	198,700	18,852	1,007	163,734	134,342	35,186	424,819	29,868	1,117,776

Depreciation
As of January 1, 2025	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(3,773)	(14,978)	-	(230)	(12,010)	(13,966)	(2,283)	(36,503)	-	(83,743)
Write-off (i)	-	888	-	301	669	340	80	4,134	-	6,412
As of September 30, 2025 (unaudited)	(17,735)	(59,200)	-	(66)	(39,421)	(55,121)	(23,913)	(113,095)	-	(308,551)

As of January 1, 2026	(18,924)	(62,426)	-	(140)	(43,014)	(60,464)	(24,632)	(123,572)	-	(333,172)
Depreciation	(3,694)	(15,041)	-	(208)	(13,417)	(16,123)	(2,087)	(26,122)	-	(76,692)
Write-off (i)	-	608	-	6	1,324	4,064	-	-	-	6,002
As of September 30, 2026 (unaudited)	(22,618)	(76,859)	-	(342)	(55,107)	(72,523)	(26,719)	(149,694)	-	(403,862)

Net book value
As of September 30, 2026 (unaudited)	88,650	121,841	18,852	665	108,627	61,819	8,467	275,125	29,868	713,914
As of December 31, 2025	89,578	115,557	18,852	867	110,269	69,267	10,019	227,890	69,186	711,485

(i) Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10.	Intangible assets

The following table shows the balances and movements in intangible assets during the nine-month periods ended September 30, 2026 and 2025.

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Intangible in progress	Other	Total
Cost
As of January 1, 2025	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	99,629	-	-	276	16,946	8,988	18,646	35,028	-	179,513
Write-off	-	-	-	-	-	(2)	(1)	-	(4)	-	(7)
Transfer	-	-	-	-	37,531	-	(6,177)	(7,065)	(24,289)	-	-
As of September 30, 2025 (unaudited)	1,526,733	3,460,415	182,060	612,827	133,760	125,213	105,333	146,401	38,208	1,055	6,332,005

As of January 1, 2026	1,526,733	3,460,415	182,060	612,136	127,760	133,373	112,074	166,070	68,545	1,055	6,390,221
Additions	-	-	-	-	-	23,040	2,128	40,224	70,004	-	135,396
Write-off	-	-	-	-	(110)	(6)	(97)	-	-	-	(213)
Transfer	-	-	-	-	74,478	-	(2,638)	-	(71,840)	-	-
As of September 30, 2026 (unaudited)	1,526,733	3,460,415	182,060	612,136	202,128	156,407	111,467	206,294	66,709	1,055	6,525,404

Amortization
As of January 1, 2025	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(3,846)	(56,647)	(20,771)	(15,681)	(12,224)	(28,321)	-	(79)	(137,569)
As of September 30, 2025 (unaudited)	-	-	(42,390)	(441,331)	(62,529)	(76,381)	(54,859)	(79,420)	-	(369)	(757,279)

As of January 1, 2026	-	-	(43,671)	(458,862)	(66,877)	(81,482)	(59,376)	(91,577)	-	(396)	(802,241)
Amortization	-	-	(5,059)	(48,658)	(26,947)	(14,289)	(2,971)	(36,316)	-	(79)	(134,319)
Write-off	-	-	-	-	4	-	-	-	-	-	4
As of September 30, 2026 (unaudited)	-	-	(48,730)	(507,520)	(93,820)	(95,771)	(62,347)	(127,893)	-	(475)	(936,556)

Net book value
As of September 30, 2026 (unaudited)	1,526,733	3,460,415	133,330	104,616	108,308	60,636	49,120	78,401	66,709	580	5,588,848
As of December 31, 2025	1,526,733	3,460,415	138,389	153,274	60,883	51,891	52,698	74,493	68,545	659	5,587,980

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2025. There were no impairment indicatives of goodwill and intangible assets with indefinite lives as of and for the nine-month period ended September 30, 2026 and for the year ended December 31, 2025.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

There were no impairment indicatives of intangible assets with finite useful lives as of and for the nine-month period ended September 30, 2026 and for the year ended December 31, 2025.

11.	Financial assets and liabilities

11.1.	Financial assets

	September 30, 2026	December 31, 2025
At amortized cost	(unaudited)
Cash and cash equivalents	1,288,877	1,125,381
Trade receivables	870,890	752,358
Other FIES credits - Other assets	7,064	6,866
Dividends receivable - Other assets	-	6,287
	2,166,831	1,890,892
Current	2,122,052	1,849,041
Non-current	44,779	41,851

	September 30, 2026	December 31, 2025
At fair value	(unaudited)
Marisa Care investment - Other assets	901	-
	901	-
Current	-	-
Non-current	901	-

11.2.	Financial liabilities

	September 30, 2026	December 31, 2025
At amortized cost	(unaudited)
Trade payables	174,778	123,581
Loans and financing	2,124,021	2,054,267
Lease liabilities	1,092,907	1,065,746
Accounts payable to selling shareholders	32,301	115,447
Dividends payable	-	192
	3,424,007	3,359,233
Current	453,180	326,432
Non-current	2,970,827	3,032,801

	September 30, 2026	December 31, 2025
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	-	3,337
Accounts payable to selling shareholders (Unidom)	332,339	321,813
	332,339	325,150
Current	41,542	24,421
Non-current	290,797	300,729

11.2.1.	Loans and financing

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Financial institution	Currency	Interest rate	Maturity	September 30, 2026	December 31, 2025
				(unaudited)
FINEP	Brazilian real	TJLP p.y.	-	-	5,262
IFC	Brazilian real	CDI + 1.05% p.y.	April 2030	529,738	510,672
Commercial notes	Brazilian real	CDI + 0.70% p.y.	October 2028	531,189	512,678
Commercial notes	Brazilian real	CDI + 0.85% p.y.	October 2030	1,063,094	1,025,655
				2,124,021	2,054,267
Current				201,724	60,668
Non-current				1,922,297	1,993,599

11.2.2.	Leases

The Company has property lease contracts with maturities between one and 30 years. There are no contract modification, sublease or variable payments in the period. The remeasurements are related to index-based updates of the lease payments amounts.

The carrying amounts of right-of-use assets and lease liabilities as of September 30, 2026 and December 31, 2025 and the movements during the nine-month periods ended September 30, 2026 and 2025 are shown below:

	Right-of-use assets		Lease liabilities
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Opening balance	896,758	842,219	1,065,746	978,336
Additions	55,331	35,400	55,331	35,400
Remeasurement	16,939	83,794	16,939	83,794
Depreciation expense	(65,281)	(59,798)	-	-
Interest expense	-	-	95,225	91,414
Payments of principal	-	-	(42,203)	(36,869)
Payments of interest	-	-	(96,982)	(89,732)
Write-off (i)	(1,148)	(1,310)	(1,149)	(1,438)
Closing balance	902,599	900,305	1,092,907	1,060,905

Balances:	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
	(unaudited)		(unaudited)
Current	-	-	60,527	55,772
Non-current	902,599	896,758	1,032,380	1,009,974

(i) Refers to early termination of lease contracts.

The Company recognized lease expenses from short-term leases and low-value assets of R$11,353 and R$8,984 for the nine-month periods ended September 30, 2026 and 2025, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3.	Accounts payable to selling shareholders

	Interest rate	September 30, 2026	December 31, 2025
		(unaudited)
Accounts payable at amortized cost (deferred consideration)
DelRey	Selic	-	71,604
FUNIC	CDI	32,301	43,843
Accounts payable at fair value (contingent consideration)
Shosp	-	-	454
CardioPapers	-	-	2,883
Unidom	CDI	332,339	321,813
		364,640	440,597
Current		57,693	110,640
Non-current		306,947	329,957

The movements during the nine-month periods ended September 30, 2026 and 2025 are shown below:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Opening balance	440,597	530,772
Additions	-	40,000
Payments of principal	(81,676)	(144,076)
Payments of interest	(30,020)	(49,608)
Interest	3,808	15,977
Remeasurement of contingent consideration	31,931	32,266
Closing balance	364,640	425,331

11.3.	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2026 (unaudited)		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,124,021	2,042,416	2,054,267	2,056,492
	2,124,021	2,042,416	2,054,267	2,056,492

The Company assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables and accounts payable to selling shareholders approximate their carrying amounts.

The financial instruments for which fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2025 to September 30, 2026.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.4.	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of September 30, 2026.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below presents the Company’s net exposure to interest rate risk under the base-case scenario, considering current interest rates.

	September 30, 2026	Index	Effect at base rate
	(unaudited)
Cash equivalents	1,281,652	CDI	175,820
Loans and financing	(2,124,021)	CDI	(308,774)
Accounts payable to selling shareholders	(364,640)	CDI	(49,773)
Net exposure			(182,727)

The table below presents the sensitivity to a reasonably possible change in interest rates. With all other variables held constant, income before income taxes is affected by the impact of changes in floating interest rates, as follows:

	Increase in basis points
	+75	+150
Net effect on income before income taxes	(9,053)	(18,105)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$5,255 as of September 30, 2026 (December 31, 2025: R$21,610).

Sensitivity analysis

The table below presents the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.1803 to U.S. dollar 1.00) as of September 30, 2026, with all other variables held constant.

	Exposure	+10%	-10%
Net effect on income before income taxes	5,255	526	(526)

11.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position on September 30, 2026 and December 31, 2025.

11.4.3.	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. To achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The Company monitors the level of its assets, including cash and cash equivalents, as well as expected cash inflows from trade receivables, with the objective of maintaining sufficient liquidity to meet the expected cash outflows required to settle its financial liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2026 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	174,778	-	-	-	174,778
Loans and financing	356,001	1,261,589	1,299,224	-	2,916,814
Lease liabilities	188,752	368,092	337,197	1,310,909	2,204,950
Accounts payable to selling shareholders	60,719	124,841	135,413	280,501	601,474
	780,250	1,754,522	1,771,834	1,591,410	5,898,016

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	123,581	-	-	-	123,581
Loans and financing	308,292	1,360,411	1,473,733	-	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
	736,818	1,839,704	1,990,573	1,845,068	6,412,163

11.5.	Changes in liabilities arising from financing activities

	January 1, 2026	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	September 30, 2026
							(unaudited)
Loans and financing	2,054,267	(5,254)	(148,701)	-	221,379	2,330	2,124,021
Lease liabilities	1,065,746	(42,203)	(96,982)	72,270	95,225	(1,149)	1,092,907
Dividends payable	192	(318,945)	-	318,753	-	-	-
	3,120,205	(366,402)	(245,683)	391,023	316,604	1,181	3,216,928

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	September 30, 2025
							(unaudited)
Loans and financing	2,195,161	(301,692)	(185,230)	-	200,047	5,381	1,913,667
Lease liabilities	978,336	(36,869)	(89,732)	119,194	91,414	(1,438)	1,060,905
Dividends payable	-	(142,568)	-	143,393	-	-	825
	3,173,497	(481,129)	(274,962)	262,587	291,461	3,943	2,975,397

The changes in equity arising from financing activities are disclosed in the consolidated statements of changes in equity.

12.	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

To achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current period and previous years.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2026.

13.	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$52,075 and R$47,491 are recognized in cost of services and selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the nine-month periods ended September 30, 2026 and 2025, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019, as amended, and granted to senior executives and other employees of the Company from that date.

During the nine-month period ended September 30, 2026 the Company had the following grants of stock options (unaudited):

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Grant date	March 11, 2026
Amount	40,000
Exercise price at the measurement date	R$60.38
Dividend yield (%)	0%
Expected volatility (%)	28-39%
Risk-free interest rate (%)	13-15%
Expected life of stock options (years)	1-5
Share price at the measurement date	R$71.62
Valuation model	Binomial
Weighted average fair value at the measurement date	R$26.22

The table below presents the number and movements in stock options for the nine-month periods ended September 30, 2026 and 2025:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		September 30, 2026	September 30, 2025
		(unaudited)	(unaudited)
Outstanding at January 1	65.91	1,843,369	1,610,679
Granted	60.38	40,000	60,000
Exercised	62.65	(186,292)	(404,478)
Forfeited	72.82	(34,715)	(57,152)
Expired	63.65	(171,320)	(39,236)
Outstanding at September 30	64.14	1,491,042	1,169,813
Exercisable	63.55	531,522	335,063

The share-based compensation expenses of R$10,662 and R$7,495 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the nine-month periods ended September 30, 2026 and 2025, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its executives. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on its continuance as an employee from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU program as an equity-settled plan, except for the portion of labor and social securities obligations.

During the nine-month period ended September 30, 2026 the Company had the following grants of RSUs (unaudited):

Grant date	March 11, 2026
Amount	20,000
Weighted average fair value at the measurement date	R$71.62
Vesting period (years)	1-4

The table below presents the number and movements in RSUs for the nine-month periods ended September 30, 2026 and 2025:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Outstanding at January 1	719,718	656,634
Granted	20,000	35,000
Exercised	(280,428)	(224,070)
Forfeited	-	(21,272)
Expired	(6,200)	(2,216)
Outstanding at September 30	453,090	444,076

Total RSU expenses of R$14,964 and R$9,188 are recognized in selling, general and administrative expenses in the consolidated statements of income and other comprehensive income for the nine-month period ended September 30, 2026 and 2025, respectively. Labor and social obligations expenses were R$1,533 and R$2,528 for the nine-month periods ended September 30, 2026 and 2025, respectively.

14.	Equity

Share capital

As of September 30, 2026 and December 31, 2025, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 55,148,697 class A common shares and 38,574,134 class B common shares. As of September 30, 2026 and December 31, 2025, the Company’s authorized capital was US$50 thousand divided into 1,000,000,000 shares of a nominal value of US$0.00005 each.

Dividends

In the nine-month period ended September 30, 2026, CCSI and IESVAP approved the payment of dividends of R$50,114, which R$38,738 was distributed to Afya Brazil and R$11,376 to non-controlling shareholders (September 30 2025: R$60,471, which R$46,862 was distributed to Afya Brazil and R$13,609 to non-controlling shareholders).

On March 12, 2026, the Company’s Board of Directors approved a dividend distribution in the amount of R$307,377, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, paid in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

Treasury shares

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. During the nine-month period September 30, 2026, the Company’s cash outflow was R$140,330.

The table below illustrates the number and movements in treasury shares during the nine-month periods ended September 30, 2026 and 2025:

	Number of treasury shares	Average price (in Brazilian Reais)

Outstanding at January 1, 2025	3,455,538	79.28
Repurchased	136,507	81.52
Delivered under the share-based compensation plans	(566,929)	79.28
Outstanding at September 30, 2025 (unaudited)	3,025,116	79.38

Outstanding at January 1, 2026	3,855,150	79.52
Repurchased	1,849,364	75.88
Delivered under the share-based compensation plans	(389,602)	78.64
Outstanding at September 30, 2026 (unaudited)	5,314,912	78.32

15.	Earnings per share

The table below presents the basic and diluted earnings per share calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to the owners of the Company	166,335	155,167	620,472	579,499
Denominator
Weighted average number of outstanding shares	88,418,758	90,763,168	88,879,274	90,524,215
Effects of dilution from stock options and restricted stock units	265,591	552,306	415,803	817,909
Weighted average number of outstanding shares adjusted for the effect of dilution	88,684,349	91,315,474	89,295,077	91,342,124

Basic earnings per share (R$)	1.88	1.71	6.98	6.40
Diluted earnings per share (R$)	1.88	1.70	6.95	6.34
16.	Revenue

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	1,296,586	1,178,401	3,903,017	3,510,791
Other	76,577	78,363	240,371	240,258
Deductions
Discount and scholarships	(218,615)	(166,583)	(653,571)	(494,926)
Returns	(7,708)	(8,436)	(27,579)	(22,390)
Taxes	(51,714)	(48,806)	(156,269)	(145,847)
PROUNI	(109,965)	(104,434)	(335,999)	(303,621)
	985,161	928,505	2,969,970	2,784,265
Timing of revenue recognition
Transferred over time	975,016	912,754	2,927,915	2,726,077
Transferred at a point in time	10,145	15,751	42,055	58,188

The Company's revenue from contracts with customers is generated in Brazil. Revenue derived from undergraduate programs covered by PROUNI is exempt from the Social Integration Program (Programa de Integração Social, or PIS) and Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS).

The tables below present the revenue for the Company’s operating segments for the nine-month periods ended September 30, 2026 and 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	September 30, 2026
					(unaudited)
Types of services or goods	2,641,995	208,791	128,278	(9,094)	2,969,970
Tuition fees	2,630,256	145,781	-	-	2,776,037
Other	11,739	63,010	128,278	(9,094)	193,933

Timing of revenue recognition	2,641,995	208,791	128,278	(9,094)	2,969,970
Transferred over time	2,630,256	178,475	128,278	(9,094)	2,927,915
Transferred at a point in time	11,739	30,316	-	-	42,055

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	September 30, 2025
					(unaudited)
Types of services or goods	2,459,213	207,618	128,193	(10,759)	2,784,265
Tuition fees	2,447,007	138,357	-	-	2,585,364
Other	12,206	69,261	128,193	(10,759)	198,901

Timing of revenue recognition	2,459,213	207,618	128,193	(10,759)	2,784,265
Transferred over time	2,447,007	164,263	125,566	(10,759)	2,726,077
Transferred at a point in time	12,206	43,355	2,627	-	58,188

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17.	Costs and expenses

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Payroll (i)	(375,964)	(357,463)	(1,115,288)	(1,025,502)
Hospital and medical agreements	(21,427)	(21,841)	(64,598)	(58,410)
Depreciation and amortization	(92,647)	(94,657)	(276,292)	(281,110)
Lease expenses	(4,453)	(2,797)	(11,353)	(8,984)
Utilities	(5,799)	(5,599)	(18,059)	(18,030)
Maintenance	(31,601)	(32,000)	(94,308)	(97,137)
Share-based compensation	(6,385)	(4,163)	(25,626)	(16,683)
Tax expenses	(3,119)	(3,164)	(9,858)	(8,817)
Sales and marketing	(37,863)	(33,022)	(93,058)	(81,148)
Allowance for expected credit losses	(11,250)	(18,082)	(49,338)	(51,135)
Travel expenses	(8,454)	(7,845)	(18,672)	(18,786)
Consulting fees	(21,342)	(7,613)	(36,715)	(22,315)
Other	(63,917)	(55,914)	(171,180)	(155,820)
	(684,221)	(644,160)	(1,984,345)	(1,843,877)
Cost of services	(366,749)	(339,916)	(1,054,785)	(965,262)
Selling, general and administrative expenses	(306,222)	(286,162)	(880,222)	(827,480)
Allowance for expected credit losses	(11,250)	(18,082)	(49,338)	(51,135)

(i) Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

18.	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Financial income from cash equivalents	36,449	41,819	102,177	98,634
Interest earned	18,083	15,179	41,647	39,921
Other	3,086	2,187	8,168	5,108
Finance income	57,618	59,185	151,992	143,663

Interest expense	(87,454)	(89,677)	(257,118)	(248,290)
Interest expense on lease liabilities	(32,730)	(31,687)	(95,225)	(91,414)
Interest on educational financing programs	(16,592)	(13,139)	(32,249)	(26,239)
Financial discounts	(19,216)	(14,910)	(41,933)	(41,328)
Bank fees	(966)	(1,016)	(3,659)	(2,811)
Exchange variance	(493)	(692)	(4,230)	(3,028)
Other	(7,086)	(7,647)	(17,786)	(19,939)
Finance expenses	(164,537)	(158,768)	(452,200)	(433,049)

Net finance result	(106,919)	(99,583)	(300,208)	(289,386)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the OECD’s Pillar Two global minimum tax.

The Pillar Two liability related to the 2025 fiscal year, in the amount of R$89,892, was fully settled on July 31, 2026. As of September 30, 2026, the total amount payable related to the 2026 fiscal year was R$74,425 and was recognized as current income taxes payable in the statement of financial position.

Income taxes expenses

The Company calculates the income taxes expenses using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax.

The table below presents the reconciliation of income taxes expenses for the three and nine-month periods ended September 30, 2026 and 2025:

	Three-month period ended		Nine-month period ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	200,759	180,641	708,254	656,469
Statutory income taxes rate	34%	34%	34%	34%
Income taxes at statutory rate	(68,258)	(61,418)	(240,806)	(223,199)

Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(2,623)	(8,330)	(10,166)	(26,207)
PROUNI - Fiscal incentive (i)	130,532	106,297	387,247	349,776
Share of profit of equity-accounted investee, net of tax	978	-	4,148	-
Unrecognized deferred taxes assets on tax losses and temporary differences	(65,880)	(44,844)	(158,133)	(122,446)
Presumed profit income taxes regime effect	-	(67)	-	(372)
Permanent adjustments:
Gifts	(513)	(480)	(2,064)	(1,170)
Sponsorship	(410)	(302)	(978)	(839)
Other	(171)	(1,923)	(1,243)	(2,739)
Pillar Two (ii)	(24,414)	(27,770)	(54,860)	(84,419)
Other	974	17,616	2,632	48,145
Income taxes expenses	(29,785)	(21,221)	(74,223)	(63,470)
Current	(28,355)	(36,734)	(67,540)	(104,296)
Deferred	(1,430)	15,513	(6,683)	40,826
Effective rate	14.8%	11.7%	10.5%	9.7%

(i) The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.

(ii) The Company is subject to the Pillar Two global minimum tax rules (OECD/G20), as implemented in Brazil through the Additional Social Contribution (QDMTT) under Law No. 15,079/2024 and Normative Instructions RFB No. 2,228/2024, 2,319/2026 and 2,329/2026.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

The table below shows the balances of deferred tax assets and liabilities as of September 30, 2026 and December 31, 2025:

	December 31, 2025	Additions (i)	September 30, 2026
			(unaudited)
Deferred tax assets
Tax losses carry forward	1,703	(1,632)	71
Temporary differences:
Allowance for expected credit losses	1,196	(531)	665
IFRS 16 - Leases:
Right-of-use assets	56,180	(32,011)	24,169
Lease liabilities	(47,232)	27,259	(19,973)
Provision for profit sharing	2,047	(1,675)	372
Provision for legal proceedings and contingencies	7,672	502	8,174
Amortization of intangible assets	44,486	(44,486)	-
Other	67	(29)	38
	66,119	(52,603)	13,516
Deferred tax liabilities
Tax benefit from tax deductible goodwill	(25,293)	23,768	(1,525)
Fair value remeasurements on business combinations	(28,274)	22,152	(6,122)
	(53,567)	45,920	(7,647)
Deferred tax assets, net	12,552	(6,683)	5,869

(i) Recognized in the consolidated statements of income.

The deferred tax assets were limited to the expected amount to be recovered, with the corresponding impact recognized in the consolidated statements of income and other comprehensive income.

As of September 30, 2026, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$2,159,437 of tax-basis (September 30, 2025: R$1,550,188) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$262,122 of tax basis from temporary differences recognized as deferred tax assets as result of expected future taxable income (September 30, 2025: R$175,615).

20.	Legal proceedings and contingencies

The provisions related to labor, civil and tax proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2025	31,455	25,140	56,926	113,521
Additions	15,661	6,920	5,432	28,013
Payments	(2,516)	(2,693)	-	(5,209)
Reversals (i)	(4,070)	(2,480)	(4,931)	(11,481)
Balances as of September 30, 2025 (unaudited)	40,530	26,887	57,427	124,844

Balances as of January 1, 2026	43,729	28,044	56,447	128,220
Additions	11,063	6,978	3,615	21,656
Payments	(2,372)	(2,985)	(108)	(5,465)
Reversals (i)	(4,837)	(20,766)	(8,720)	(34,323)
Balances as of September 30, 2026 (unaudited)	47,583	11,271	51,234	110,088

(i) Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other labor, civil and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2026	December 31, 2025
	(unaudited)
Labor	43,706	36,818
Civil	55,443	59,145
Taxes	31,860	30,530
	131,009	126,493

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, civil and taxes), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities. Therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$53,392 (December 31, 2025: R$80,379) is presented in non-current other assets.

21.	Non-cash transactions

During the nine-month periods ended September 30, 2026 and 2025, the Company carried out non-cash transactions which are not reflected in the consolidated statements of cash flows. The main non-cash transactions are as follows:

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	72,270	119,194
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(26,987)	2,448
Accounts payable to selling shareholders from FUNIC’s acquisition	-	40,000
Dividends payable	-	825